UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 24, 2008

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	Deputy President / CFO

July 24, 2008

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Terunobu Maeda, President & CEO
Head Office:	1-5-5 Otemachi, Chiyoda-ku, Tokyo
Code Number:	8411 (TSE 1 st Sec., OSE 1 st Sec.)

Announcement Regarding Completion of Repurchase of Own Shares

(Common Shares)

(Repurchase of Own Shares pursuant to Section 2 of Article 165 of the Company Law)

We, Mizuho Financial Group, Inc., hereby notify that we have completed the repurchase (pursuant to Article 165 and Article 156 of the Company Law) of our common shares that our Board of Directors resolved to conduct at a meeting held on May 15, 2008, as described in detail below. We plan to cancel all the common shares repurchased, except the shares to be assigned for the exercise of Stock Compensation-type Stock Options (Stock Acquisition Rights) that we plan to issue in the future.

(1) Type of shares repurchased:	Shares of common stock of Mizuho Financial Group, Inc.
(2) Aggregate number of shares repurchased:	283,500 shares
(3) Aggregate amount of repurchase:	149,990,515,000 yen
(4) Method of repurchase:	Purchased on the Tokyo Stock Exchange through a trust established for this purpose
(5) Period of repurchase:	From July 7 to July 24, 2008

(Reference)

*1. We will continue to address the potential dilutive effects regarding the Eleventh Series Class XI Preferred Stock (total amount issued: 943.74 billion yen), aiming to complete the process in about two years, by establishing additional repurchase limits and repurchasing and canceling our own shares based on market conditions, our earning trends and other factors. (Expected total amount of repurchases for this fiscal year is approximately 400 billion yen, including the amount of repurchase mentioned above.)

*2. Details of the relevant resolution at the Board of Directors meeting held on May 15, 2008:

  (1) Type of shares to be repurchased:

Shares of common stock of Mizuho Financial Group, Inc.

  (2) Aggregate number of shares to be repurchased:

Up to a maximum of 600,000 shares

  (3) Aggregate amount of repurchase:

Up to a maximum of 150 billion yen

  (4) Period of repurchase:

From June 10 to November 30, 2008

Contact: Mizuho Financial Group, Inc.,
Corporate Communications
Public Relations Office
Tel: 81-3-5224-2026

This document is prepared in order to announce specific facts relating to completion of repurchase of own shares (common shares) and does not constitute an offer for sale or solicitation for investment or other similar activity in or outside of Japan.